LOWENSTEIN SANDLER PC

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

October 8, 2010

VIA EDGAR AND OVERNIGHT COURIER

Max A Webb, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Tower International, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed October 4, 2010
File No. 333-165200

Dear Mr. Webb:

On behalf of Tower Automotive, LLC (to be converted into Tower International, Inc. and hereinafter referred to as “Tower” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 10 (the “Amendment”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to Tower’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated October 7, 2010. In connection with this letter and the filing of the Amendment, we are sending to the Commission, by overnight courier, four courtesy copies of the Amendment marked to show changes from Amendment No. 9 to the Registration Statement as filed on October 4, 2010, and four clean courtesy copies of the Amendment.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Tower. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the pages in Amendment No. 9 to the Registration Statement).

Summary Consolidated Financial Data, page 13

1.

Refer to Footnote (6) on page 16. The footnotes to the pro formas should make the computation of pro forma EPS transparent to investors. That is, from the information in the footnote, we would expect to be able to understand and recreate your computation. In this instance, we have been able to do so using the numerical information presented in the first paragraph under “Recent

Developments” on page 8. For clarity, please expand your footnote here and in Selected Financial Data to also include that numerical information. Specifically, we refer to the sentence beginning “If we had consummated the notes offering and the retirement of our first lien term loan on January 1, 2009, on an adjusted unaudited basis (i) we would have…” Please include that sentence and the information that follows in the above referenced footnotes.

Response 1: We have added the language from page 8 to footnote 6 on pages 16-17 and to footnote 4 on page 55.

2.	Refer to Footnote (5) on page 16. In this instance, it appears that additional numerical information is required to be presented in the footnote for transparency. We note that you repaid your revolving credit facility. However, from the information presented, we are unable to determine the amount of the related interest incurred during the periods presented. In addition, we are unable to determine the weighted average interest rate assumed in connection with the other debt to be repaid. Please expand your disclosures to clearly state that rate as well as the actual amount of related interest expense that you have assumed to have been repaid. We would not object if you elected to also include a pro forma income statement presentation for clarity.

Response 2: We have revised footnote 5 on page 16 and footnote 3 on page 55 to provide the underlying data, so that the calculations are transparent in the footnotes. As a result, we have shown the interest expense on the revolver for the periods presented, the applicable range of interest rates for the revolver and the weighted average interest rate for the other debt.

Dilution, page 51

3.	Please provide us with your computation of the $57.2 million of pro forma net tangible book value at June 30, 2010. Further, to the extent this calculation is inclusive of the Notes offering, please expand the first paragraph to so indicate and disclose the dollar impact on actual net tangible book value and related per share amount, after giving effect to the Corporate Conversion.

Response 3: The pro forma net tangible book value at June 30, 2010 was calculated as follows (in millions):

Equity	$130.2	from the cap table (from the as further adjusted column which includes the notes offering)
Goodwill	(60.7)
Intangibles	(12.3)

Net tangible book value	$57.2

As noted above, this calculation is inclusive of the notes offering. We have revised the language in the first paragraph of “Dilution” to indicate that the dilution table includes the notes offering. We have also added a sentence, after the sentence that refers to the impact on actual net tangible book value of the Corporate Conversion, that discloses the dollar impact on actual net tangible book value and net tangible book value per share, after giving effect to the Corporate Conversion and the notes offering, but before the impact of the initial public offering.

4.	See the last paragraph on page 52. Please disclose the dollar impact to the financial statements from assumed issuance of the RSU’s.

Response 4: We have added an additional sentence to the last paragraph on page 52 to indicate the dollar impact of the assumed RSUs on the financial statements. The RSUs add $28.2 million of expense (1,763,625 shares multiplied by $16 per share), assuming that the grant date value is based on the midpoint of the price range set forth on the cover page of the prospectus. The revised disclosure indicates a pro forma net loss of $(30.8) million for the six months ended June 30, 2010, calculated as follows (in millions):

Net (loss)	$(2.6)
Expense related to RSUs	(28.2)

$(30.8)

Age of Financial Statements

5.	Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Response 5: The Company is aware of the financial statement updating requirements cited by the Staff.

Consents of Independent Registered Public Accounting Firm

6.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response 6: The Company has filed consents of the applicable accounting firms with Amendment No. 10 to the Registration Statement. The Company acknowledges that it is aware of the requirements of Rule 402 of Regulation C.

Exhibit 5.1

7.	The legality opinion should speak as of the date of effectiveness. Please have counsel revise accordingly or confirm that the opinion will be refiled dated the date of effectiveness.

Response 7: We have refiled the legality opinion to address this comment.

*        *        *         *        *

As requested in the Comment Letter, in the event that Tower requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tower from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Tower may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Peter H. Ehrenberg (at 973-597-2350) or Michael J. Reinhardt (at 973-597-2552) of this office.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

cc:	Securities and Exchange Commission

J. Nolan McWilliams, Esq.

Ms. Beverly Singleton

Ms. Margery Reich

Tower

Mr. Mark Malcolm

Mr. James Gouin

Mr. Jeffrey Kersten

Ms. Nanette Dudek

Davis Polk

Joseph Hall, Esq.